# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
## WASHINGTON, DC 20549

## FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER
## PURSUANT TO RULE 13a-16 OR 15d-16 OF
## THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 31, 2015

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F <u>X</u>**     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ‗     **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ‗     **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ‗     **No <u>X</u>**

Enclosure:     **ANGLOGOLD ASHANTI LIMITED PUBLISHES ITS 2014 ANNUAL REPORTS, ISSUES A NO CHANGE STATEMENT**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

**31 March 2015**

# NEWS RELEASE

**ANGLOGOLD ASHANTI LIMITED PUBLISHES ITS 2014 ANNUAL REPORTS, ISSUES A NO CHANGE STATEMENT**

AngloGold Ashanti announces that it has today, Tuesday, 31 March 2015, published the group's suite of reports for the financial year ended 31 December 2014 and commenced posting the Notice of Annual General Meeting to shareholders which incorporates summarised financial statements for the year under review.

AngloGold Ashanti's suite of 2014 annual reports includes:
- Integrated Report 2014
- Annual Financial Statements 2014
- Sustainable Development Report 2014
- Mineral Resource and Ore Reserve Report 2014
- Notice of the 71st Annual General Meeting

These reports and documents communicate all relevant aspects of AngloGold Ashanti's operating, sustainability and financial performance for the 2014 financial year, from 1 January to 31 December 2014 and are available at www.aga-reports.com.

The Group Annual Financial Statements for the year ended 31 December 2014, on which Ernst & Young Inc. issued an unqualified audit report, does not contain any material changes to the International Financial Reporting Standards financial statements published on 23 February 2015 on the Stock Exchange News Service of the JSE Limited. The unqualified audit report issued by Ernst & Young is available for inspection at the registered office of the Company. The Company, however, draws attention to the non-adjusting events subsequent to year end as set out in the Integrated Report and Group Note 39 of the Annual Financial Statements 2014.

The Annual General Meeting of AngloGold Ashanti shareholders will be held on Wednesday, 06 May 2015 at the Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa, at 11:00am (SA time).

The board of directors of the Company has determined that:

- The record date for the purposes of receiving notice of the Annual General Meeting (being the date on which a shareholder must be registered in the Company's register of shareholders in order to receive notice of the Annual General Meeting), shall be the close of business on Friday, 20 March 2015 ("Notice Record Date"); and

- The record date for the purposes of participating in and voting at the Annual General Meeting (being the date on which a shareholder must be registered in the Company's register of shareholders in order to participate in and vote at the Annual General Meeting) shall be the close of business on Thursday, 30 April 2015 ("Voting Record Date"). The last day to trade in AngloGold Ashanti securities in order to be recorded as an AngloGold Ashanti shareholder by the Voting Record Date is Wednesday, 22 April 2015.

## ENDS

31 March 2015
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

## Contacts

Media

| | | |
|---|---|---|
| Chris Nthite | +27 11 637 6388/+27 83 301 2481 | cnthite@anglogoldashanti.com |
| Stewart Bailey | +27 81 032 2563 / +27 11 637 6031 | sbailey@anglogoldashanti.com |
| General inquiries | | media@anglogoldashanti.com |

Investors

| | | |
|---|---|---|
| Stewart Bailey | +27 81 032 2563 / +27 11 637 6031 | sbailey@anglogoldashanti.com |
| Sabrina Brockman (US & Canada) | +1 (212) 858 7702 / +1 646 379 2555 | sbrockman@anglogoldashanti.com |
| Fundisa Mgidi (South Africa) | +27 11 6376763 / +27 82 821 5322 | fmgidi@anglogoldashanti.com |

## AngloGold Ashanti Limited

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 31, 2015

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: Group General Counsel and Company Secretary